0 82-03470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260


10016088

27th July, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Publication of Notice of Record Date for issue of Bonus Shares

We enclose three copies each of the newspaper clippings of the Notice of Record Date published in Kolkata editions of the following newspapers on 26th July, 2010:

- 'Business Standard' (in English), and
- 'Sambad Pratidin' (in Bengali).

The aforesaid Notice was also published in the Mumbai, Chennai, Hyderabad, Bengaluru and Delhi editions of Business Standard on 26th July, 2010.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg



100 Inspiring Years

1910-2010

ITC Limited

NOTICE OF RECORD DATE

ISSUE OF BONUS SHARES

The Members of the Company at the Annual General Meeting held on 23rd July, 2010, inter alia, approved issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re. 1/- (Rupee One) each for every existing 1 (One) fully paid-up Ordinary Share of Re.1/-(Rupee One) each.

NOTICE IS HEREBY GIVEN that the Board of Directors of the Company, at its meeting held on 23rd July, 2010, fixed Wednesday, 4th August, 2010 as the Record Date for the purpose of determining Members who would be entitled to such Bonus Shares.

Correspondence / queries relating to the above should be addressed to the Investor Service Centre at:

Address : ITC Limited
37 Jawaharlal Nehru Road,
Kolkata 700 071

Telephone nos : 0091-033-2288 6426
0091-033-2288 0034

Facsimile no : 0091-033-2288 2358

e-mail : isc@itc.in

Dated: 23rd July, 2010
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071

ITC Limited
B.B. Chatterjee
Executive Vice President &
Company Secretary


ITC

100 Inspiring Years

1910-2010

আই টি সি লিমিটেড

নথিভুক্তিকরণের তারিখের বিজ্ঞপ্তি

বোনাস শেয়ার ইস্যু

২৩শে জুলাই, ২০১০-এ অনুষ্ঠিত বার্ষিক সাধারণ সভায় কোম্পানির সদস্যরা অন্যান্য বিষয়ের মধ্যে ১ টাকার (এক টাকার) প্রতিটি বর্তমান ১টি (একটি) সম্পূর্ণ আদায়ীকৃত সাধারণ শেয়ারের জন্য ১ টাকার (এক টাকার) ১টি (একটি) বোনাস শেয়ারের অনুপাতে বোনাস শেয়ার ইস্যু অনুমোদন করেছেন।

এতদ্বারা বিজ্ঞাপিত করা যাচ্ছে যে কোম্পানির পরিচালক পর্ষদ ২৩শে জুলাই, ২০১০-এ অনুষ্ঠিত সভায় এই বোনাস শেয়ারের জন্য উপযুক্ত সদস্যদের নির্ধারণের উদ্দেশ্যে বুধবার, ৪ঠা অগাস্ট, ২০১০ তারিখকে নথিভুক্তিকরণের তারিখ হিসাবে স্থির করেছেন।

উপরোক্ত বিষয়ে কোনো চিঠিপত্র পাঠানোর জন্য / জিজ্ঞাস্য থাকলে নিচের ঠিকানায় ইনভেস্টর সার্ভিস সেন্টারে যোগাযোগ করতে হবে:

ঠিকানা:	আই টি সি লিমিটেড ৩৭ জওহরলাল নেহরু রোড, কলকাতা-৭০০ ০৭১
টেলিফোন নম্বর:	০০৯১-০৩৩-২২৮৮ ৬৪২৬ ০০৯১-০৩৩-২২৮৮ ০০৩৪
ফ্যাক্স:	০০৯১-০৩৩-২২৮৮ ২৩৫৮
ই-মেল:	isc@itc.in

তারিখ: ২৩শে জুলাই, ২০১০
রেজিস্টার্ড অফিস:
ভার্জিনিয়া হাউস
৩৭ জওহরলাল নেহরু রোড
কলকাতা ৭০০ ০৭১

আই টি সি লিমিটেড
বি বি চ্যাটার্জি
এক্সিকিউটিভ ভাইস প্রেসিডেন্ট ও
কোম্পানি সেক্রেটারি


ITC

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

27th July, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Secretarial Audit Report for the quarter ended 30th June, 2010

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 27th July, 2010, for the quarter ended 30th June, 2010, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th June, 2010
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 30th June, 2010)	381,81,76,790	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	381,67,47,795 (NSE) 381,81,76,790 (BSE) 381,81,76,790 (CSE)	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,43,21,921	0.90
13.	Held in dematerialised form in NSDL	246,17,06,785	64.47
14.	Physical	132,21,48,084	34.63

15. Total No. of shares (12+13+14) : 381,81,76,790 shares.


Vinod Kothari & Co.
Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between: (10 & 11), (11 & 15)

(i) 14,250 Ordinary Shares of Re. 1/- each (1,425 Ordinary Shares of Rs. 10/- each originally) issued and allotted upon amalgamation of erstwhile ITC Hotels Limited with the Company in the year 2005 have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,14,745 Bonus Shares of Re. 1/- each issued and allotted by the Company in the year 2005 have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
-	-	-	-	-	-	-

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil


Vinod Kothari & Co.
Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-6426/0034 2288-2358 (Fax) ** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: Vinod Kumar Kothari M/s Vinod Kothari & Co. 1012, Krishna Building 224, A.J.C. Bose Road Kolkata - 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.


Vinod Kothari & Co.
Company Secretaries

Place : Kolkata
Date : 27/07/2010

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391